Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

August 19, 2016

Ms. Alison White

Division of Investment Management

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Nuveen Unit Investment Trust, Series 154

Nuveen BofA Merrill Lynch Food Security Portfolio, Series 3

File Nos. 333-212416 and 811-08103

Dear Ms. White:

This letter is in response to your comments given during a telephone conversation with our office on August 15, 2016, regarding amendment no. 1 to the registration statement on Form S-6 for Nuveen Unit Investment Trust, Series 154, filed on August 12, 2016, with the Securities and Exchange Commission (the “Commission”). The registration statement proposes to offer the Nuveen BofA Merrill Lynch Food Security Portfolio, Series 3 (the “Trust”).

Prospectus

Principal Investment Strategy (p. 2)

1. The Trust’s 80% policy is too subjective. Please revise to read “[u]nder normal circumstances, the Trust invests at least 80% of the value of its total assets in the securities of companies primarily involved in food security.” In addition, please include in the filing that a company that is primarily involved in food security is one that receives 50% or more of its revenue from ensuring or improving food security.

Response: The 80% policy has been revised as requested.

2. The last sentence of the first paragraph is unclear in what it means and how this information is useful to an investor. Please be more specific in what research and how it is used or delete the sentence.

Response: The referenced sentence has been removed.

3. The fourth paragraph states that the Trust may invest in master limited partnerships (“MLPs”). In the filing, please clarify what MLPs are part of the food security industry.

Response: References to MLPs have been removed from the “Principal Investment Strategy” section.

4. With respect to the materials sector, please explain in the filing what you mean by “materials sector.”

Response: The following has been added to the end of the the “Principal Investment Strategy” section: “The materials sector includes, among many others, companies that manufacture chemicals and construction materials.”

Selection of Portfolio Securities (p. 3)

5. Please explain in the filing what agribusiness, protein & dairy; agricultural inputs and healthy eating are.

Response: The disclosure has been revised as requested.

Principal Risks (pp. 6-7)

6. This section states that the Trust invests in MLPs. In the filing, please specify what types of MLPs are part of the food security industry and disclose the risks that pertain to those MLPs.

Response: References to MLPs have been removed from the “Principal Risks” section.

Additional Revisions

The reference to the Trust’s sector concentrations has been revised to delete the consumer products sector. In addition, the risk disclosure has been revised to delete the consumer products concentration risk.

We appreciate your prompt attention to this registration statement. If you have any questions or comments or would like to discuss our responses to your questions, please contact the undersigned at (312) 845-3484.

Very truly yours,

Chapman and Cutler LLP

By /s/ Morrison C. Warren__________

Morrison C. Warren